UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                              June 7, 2021

  By E-Mail

  Peter D. Fetzer, Esq.
  Foley & Lardner LLP
  777 East Wisconsin Avenue
  Suite 3800
  Milwaukee, Wisconsin 53202

           Re:     CIM Commercial Trust Corporation
                   Preliminary Proxy Statement on Schedule 14A filed by Lionbridge Capital I,
                   LP, Lionbridge Capital, LP, Lionbridge Capital GP, LLC, Lionbridge GP,
                   LLC, Lionbridge Asset Management, LLC, Gregory Morillo, The Ravenswood Investment Company L.P., Ravenswood Investments
III, L.P.,
                   Ravenswood Management Company, LLC, Robotti & Company
Advisors,
                   LLC, Robotti Securities, LLC, Robotti & Company, Incorporated, Robert E.
                   Robotti, Thomas D. Ferguson, Mark C. Gelnaw, Raymond V. Marino II,
                   John S. Moran, and Winthrop Realty Partners, L.P.
                   Filed May 25, 2021
                   File No. 001-13610

                   Soliciting Materials filed pursuant to Rule 14a-12 on May 25, 2021
                   Filed by Lionbridge Capital I, LP et. al.
                   File No. 001-13610

  Dear Mr. Fetzer:

          We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.
 Peter D. Fetzer, Esq.
Foley & Lardner LLP
June 7, 2021
Page 2

Preliminary Proxy Statement

1. Please disclose whether the election of your nominees would result in a change of control of the company under any agreements the company has entered into and quantify the effect of such change of control.

Cover Page

2. Please revise this page to highlight to security holders that they will be disenfranchised with respect to two board seats if they return your proxy card. Also, revise your proxy card to include this information.

Why you were sent this proxy statement, page 2

3.     We note you state certain persons    may be deemed    participants in
your solicitation.
       Please revise to remove doubt from the statement.

Proposal No. 1. Election of Directors, page 9

4.     Please revise Mr. Marino   s biography to describe his business
experience during the past
       five years.

Additional Information, page 23

5. Please revise the second sentence in this section avoid disclaiming responsibility for your own disclosure.

Soliciting Materials

6. Please refer to the press release. Provide us with supplemental support for the statistics
       cited for Winthrop   s past and current REIT work.

7. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the following statements. Refer to Rule 14a-9. With a view toward revised future disclosure, please provide us with support for your stated beliefs.

                    After years of value destruction and blatant disregard for good corporate
               governance and the best interests of the Company   s
stockholders, including the
               current Board   s self-serving decision to delay the Annual
Meeting without
               explanation
                    In our view, the Company   s current directors, who bear
responsibility for
               overseeing CMCT   s persistent underperformance and long history
of weak
               governance, have repeatedly demonstrated that they are not capable and/or willing
 Peter D. Fetzer, Esq.
Foley & Lardner LLP
June 7, 2021
Page 3

               to conduct a credible and fully independent strategic review process, especially when the outcome involves serious conflicts of interest for CIM management and many of its Board members.

8. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

                 The statement by Mr. Ashner:       I have rarely seen a cost
structure or pattern of
               governance more injurious to stockholders than the present situation at
               CMCT. The overhead consumed is grossly out of line for a portfolio of this size and concentration.

                 Your belief that       a bloated cost structure, and
excessively generous service
               agreements that benefit the Company's external operator and administrative services provider...

9. Please provide us supplemental support for your disclosure that Walker and Dunlop have
       provided you with a highly confident letter relating to the company   s
financing.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions